UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND
AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  2  )*
Pactera Technology International Ltd.
(Name of Issuer)

Common shares, par value $0.00139482 per share
(Title of Class of Securities)

6952551091
(CUSIP Number)

GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
United States of America
Telephone: 650-475-2150

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one common share of the Issuer.

CUSIP No. 695255109		Page 2 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures (Q.P.) L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,444,138 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,444,138 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,444,138 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.9%(4)
14.	Type of Reporting Person PN

(1) Includes 2,403,078 Common Shares (as defined below) held by Granite Global Ventures (Q.P.) L.P. (“GGV”) and 41,060 Common Shares held by Granite Global Ventures L.P. (“GGV LP” and, together with GGV, the “GGV Entities”). Granite Global Ventures L.L.C. (“GGV GP”) is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock (collectively, the “GGV Committee Members”) are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. The GGV Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above (i) 2,131,095 Common Shares and 1,217,491 Common Shares represented by ADSs held by Granite Global Ventures II L.P. (“GGV II”) and (ii) 44,602 Common Shares and 25,492 Common Shares represented by ADSs held by GGV II Entrepreneurs Fund L.P. (“GGV II EF” and together with GGV II, the “GGV II Entities”). The GGV Entities and GGV GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV II Entities and GGV II GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV II Entities and Granite Global Ventures II L.L.C. (“GGV II GP”), the sole general partner of each of the GGV II Entities. See Items 4, 5 and 6.
(3) Excludes 6,388,665 Common Shares beneficially owned by Messrs. Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li, Minggang Feng, and Ms. He Jin (collectively, “Pactera Management”).  Pactera Management has entered into a Consortium Agreement (as defined below) with the Sponsor (as defined below) to pursue the Transaction (as defined below). The GGV II Entities, by entering into the Investment Agreement (as defined below) with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons (as defined below) expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC (as defined below) on August 19, 2013.

CUSIP No. 695255109		Page 3 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,444,138 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,444,138 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,444,138 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.9%(4)
14.	Type of Reporting Person PN

(1) Includes 2,403,078 Common Shares held by GGV and 41,060 Common Shares held by GGV LP. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. The GGV Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above 3,418,680 Common Shares beneficially owned by the GGV II Entities and GGV II GP. The GGV Entities and GGV GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV II Entities and GGV II GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV II Entities and GV II GP. See Items 4, 5 and 6.
(3) Excludes 6,388,665 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 4 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures L.L.C.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,444,138 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,444,138 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,444,138 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.9%(4)
14.	Type of Reporting Person OO

(1) Includes 2,403,078 Common Shares held by GGV and 41,060 Common Shares held by GGV LP. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. The GGV Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above 3,418,680 Common Shares beneficially owned by the GGV II Entities and GGV II GP. The GGV Entities and GGV GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV II Entities and GGV II GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV II Entities and GV II GP. See Items 4, 5 and 6.
(3) Excludes 6,388,665 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 5 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures II L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person PN

(1) Includes 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs (as defined below) held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV Committee Members and Messrs. Glenn Solomon and Jixun Foo and Ms. Jenny Lee (collectively, the “GGV II Committee Members”) are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities.  The GGV II Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities and GGV GP. The GGV II Entities and GGV II GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and GGV GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities and GGV GP. See Items 5 and 6.
(3) Excludes 6,388,665 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 6 of 24 Pages

1.	Names of Reporting Persons GGV II Entrepreneurs Fund L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person PN

(1) Includes 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV Committee Members and the GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities.  The GGV II Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities and GGV GP. The GGV II Entities and GGV II GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and GGV GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities and GGV GP. See Items 5 and 6.
(3) Excludes 6,388,665 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 7 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures II L.L.C.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person OO

(1) Includes 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV Committee Members and the GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities.  The GGV Committee Members and the GGV II Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities and GGV GP. The GGV II Entities and GGV II GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and GGV GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities and GGV GP. See Items 5 and 6.
(3) Excludes 6,388,665 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 8 of 24 Pages

1.	Names of Reporting Persons Ray A. Rothrock
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 6,388,665 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 9 of 24 Pages

1.	Names of Reporting Persons Anthony Sun
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 6,388,665 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 10 of 24 Pages

1.	Names of Reporting Persons Scott B. Bonham
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 6,388,665 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 11 of 24 Pages

1.	Names of Reporting Persons Joel D. Kellman
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 6,388,665 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 12 of 24 Pages

1.	Names of Reporting Persons Hany M. Nada
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 6,388,665 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 13 of 24 Pages

1.	Names of Reporting Persons Thomas K. Ng
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 6,388,665 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 14 of 24 Pages

1.	Names of Reporting Persons Jixun Foo
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680(1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person IN

(1) Includes (i) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities. The GGV II Entities, GGV II GP, Messrs. Foo and Solomon and Ms. Lee expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities. See Items 5 and 6
(3) Excludes 6,388,665 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 15 of 24 Pages

1.	Names of Reporting Persons Glenn Solomon
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person IN

(1) Includes (i) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities. The GGV II Entities, GGV II GP, Messrs. Foo and Solomon and Ms. Lee expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities. See Items 5 and 6
(3) Excludes 6,388,665 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

CUSIP No. 695255109		Page 16 of 24 Pages

1.	Names of Reporting Persons Jenny Lee
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person IN

(1) Includes (i) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities. The GGV II Entities, GGV II GP, Messrs. Foo and Solomon and Ms. Lee expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities. See Items 5 and 6
(3) Excludes 6,388,665 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission on June 6, 2013, as amended by Amendment No. 1 to Schedule 13D, filed by the undersigned with the Securities and Exchange Commission on September 16, 2013 (as amended, the “Original Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 4	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Novation Agreement

On October 17, 2013, Mr. Tiak Koon Loh, for and on behalf of Pactera Management, Red Pebble Acquisition Co Pte. Ltd., an affiliate of funds managed or advised by Blackstone Singapore Pte. Ltd. or its affiliates (“Red Pebble”), and Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., a private limited company incorporated in Singapore and also an affiliate of funds managed or advised by Blackstone Singapore Pte. Ltd. or its affiliates (“Blackstone Capital Partners Singapore”), entered into a novation agreement (the “Novation Agreement”), pursuant to which the Consortium Agreement was novated by Red Pebble to Blackstone Capital Partners Singapore and Blackstone Capital Partners Singapore agreed to be bound by and to perform the Consortium Agreement in accordance with the conditions contained therein and assumed all obligations, liabilities and duties of Red Pebble thereunder as if Blackstone Capital Partners Singapore was the original party to the Consortium Agreement.

Merger Agreement

On October 17, 2013, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with BCP (Singapore) VI Cayman Acquisition Co. Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), BCP (Singapore) VI Cayman Financing Co. Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Midco”), and BCP (Singapore) VI Cayman Merger Co. Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”).

The Merger Agreement provides for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Under the terms of the Merger Agreement, upon completion of the Merger, the shareholders of the Company will receive US$7.30 per Common Share or US$7.30 per ADS. The price per Common Share and per ADS represents a premium of 39% over the Company’s closing price of US$5.26 per ADS on May 17, 2013, the last trading day prior to the Company’s announcement on May 20, 2013 that it had received a “going private” proposal from the Consortium, and a premium of 35% to the volume-weighted average closing price of the ADSs during the 30 trading days prior to May 20, 2013.

The Merger is subject to various closing conditions, including a condition that the Merger Agreement be approved by an affirmative vote of shareholders representing two-thirds or more of the Common Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders convened to consider the approval of the Merger Agreement and the transactions contemplated thereby and a condition that the parties obtain antitrust approval for the transactions contemplated by the Merger Agreement.

If the transactions contemplated by the Merger Agreement are consummated, the Company will become a privately-held company beneficially owned by the Consortium and its ADSs will no longer be listed on the Nasdaq Global Select Market.

The Consortium will provide equity financing, and the Financing Banks (as defined below) have agreed as mandated lead arrangers to provide committed debt financing, for the transactions contemplated by the Merger Agreement, each as discussed below in this Item 4.

Management Contribution Agreement

Concurrently with the execution of Merger Agreement, Pactera Management (other than Sidney Xuande Huang) entered into a contribution agreement with Parent (the “Management Contribution Agreement”), pursuant to which they agreed that, immediately prior to the closing of the Merger, they as a group will (i) contribute at least 85% of their aggregate Common Shares (the “Rollover Shares”) to Parent in exchange for newly issued shares of Parent, par value $0.01 per share, and (ii) roll over at least 85% of the aggregate number of their restricted shares, restricted share units and options into substituted equity awards of Parent pursuant to the Merger Agreement.

18

Sidney Xuande Huang is not a party to the Management Contribution Agreement or Management Voting Agreement and will not contribute any of his Common Shares or other equity securities of the Company to Parent in connection with the transactions contemplated by the Merger Agreement.  Sidney Xuande Huang remains a party to the Consortium Agreement.

Management Voting Agreement

Concurrently with the execution of the Merger Agreement, Pactera Management (other than Sidney Xuande Huang) entered into a voting agreement (the “Management Voting Agreement”) with Parent, pursuant to which each of them agreed (i) when a meeting of the shareholders of the Company is held, to appear at such meeting or otherwise cause his or her Common Shares to be counted as present for purposes of calculating a quorum and ensure any vote at such meeting will be a poll vote, (ii) to vote or otherwise cause to be voted at such meeting all of his or her Common Shares (A) in favor of the approval of the Merger Agreement and the transactions contemplated therein and any related action reasonably required in furtherance thereof, (B) against any other acquisition proposal, (C) against any other action, agreement or transaction that is intended, that would reasonably be expected, or the effect of which would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Management Voting Agreement or the performance by such Reporting Person of his or her obligations under the Management Voting Agreement, (D) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Reporting Person contained in the Management Voting Agreement, (E) in favor of any adjournment or postponement of any shareholders’ meeting as may be requested by Parent and (F) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement, and (iii) to appoint Parent and any other designee of Parent, each of them individually, as his or her irrevocable proxy and attorney-in-fact (with full power of substitution) to vote his or her Common Shares as indicated above.

GGV II Entities’ Agreements

Concurrently with the execution of the Merger Agreement, the GGV II Entities also entered into a contribution agreement (the “GGV Contribution Agreement”) and a voting agreement (the “GGV Voting Agreement”) with Parent, in substantially the same form as the Management Contribution Agreement and the Management Voting Agreement, respectively. The GGV II Entities also entered into a novation agreement (the “GGV Novation Agreement”), dated as of October 17, 2013, with Red Pebble and Blackstone Capital Partners Singapore, pursuant to which the Investment Agreement was novated by Red Pebble to Blackstone Capital Partners Singapore.

Equity Commitment Letter

Concurrently with the execution of the Merger Agreement, Blackstone Capital Partners (Cayman II) VI L.P. (the “Sponsor”) entered into an equity commitment letter (the “Equity Commitment Letter”) with Parent, pursuant to which the Sponsor committed, on the terms and subject to the conditions set forth therein, to capitalize, or cause the capitalization of, Parent, at or prior to the closing of the Merger, with equity contribution, shareholder loans and/or other instruments of up to an aggregate of $240,000,000, which, to the extent necessary, will be used to fund a portion of the Exchange Fund (as defined under the Merger Agreement) and any other amounts required to be paid by Parent to consummate the Merger pursuant to the Merger Agreement.

Debt Commitment Letter

Concurrently with the execution of the Merger Agreement, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Asia Limited, HSBC Securities (USA) Inc., HSBC Bank USA, N.A., and HSBC Bank (China) Company Limited Beijing Branch (collectively, the “Financing Banks”) issued a debt commitment letter (the “Debt Commitment Letter”), which was accepted and agreed to by Midco, pursuant to which the Financing Banks agreed to arrange and underwrite debt financing in an aggregate amount of up to US$395 million to fund the Transaction, subject to various customary terms and conditions contained in the Debt Commitment Letter.

19

Limited Guarantee

Concurrently with the execution of the Merger Agreement, the Sponsor entered into a limited guarantee (the “Limited Guarantee”) with the Company, pursuant to which the Sponsor irrevocably and unconditionally guaranteed to the Company, on the terms and subject to the conditions set forth therein, the due and punctual payment when due of the payment obligations of Parent to the Company with respect to (i) the Parent Termination Fee (as defined under the Merger Agreement), pursuant to Section 9.03(c) of the Merger Agreement; (ii) all reasonable and documented out-of- pocket costs incurred by the Company or its subsidiaries in connection with any cooperation with respect to financing, pursuant to Section 7.16(e) of the Merger Agreement; (iii) reasonably documented costs and expenses in connection with any action, pursuant to Section 9.03(e) of the Merger Agreement; and (iv) reasonably documented out-of-pocket fees and expenses incurred by the Company and its Affiliates in connection with the Transaction (as defined under the Merger Agreement), pursuant to Section 9.03(f) of the Merger Agreement, in each case, as and when due (collectively, the “Obligations”). The Sponsor’s aggregate liability under the Limited Guarantee will not exceed an amount equal to the Obligations. The Limited Guarantee will terminate as of the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms by mutual consent of Parent and the Company or under circumstances in which Parent, Midco and Merger Sub would not be obligated to make any payments of the Obligations, (iii) 90 days after the date of termination of the Merger Agreement in accordance with its terms under circumstances in which Parent would be obligated to make any payments of Obligations (subject to certain exceptions set forth therein), (iv) the first anniversary after the date of the Limited Guarantee (subject to certain exceptions set forth therein), and (v) the date the Obligations payable under the Limited Guarantee have been paid in full.

The descriptions of the Novation Agreement, the Merger Agreement, the Management Contribution Agreement, the Management Voting Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Limited Guarantee, the GGV Contribution Agreement, the GGV Voting Agreement and the GGV Novation Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Novation Agreement, the Merger Agreement, the Management Contribution Agreement, the Management Voting Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Limited Guarantee, the GGV Contribution Agreement, the GGV Voting Agreement and the GGV Novation Agreement, which have been filed as Exhibits 7.13, 7.14, 7.15, 7.16, 7.17, 7.18, 7.19, 7.20, 7.21 and 7.22 respectively, and are incorporated herein by this reference.

Item 5	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)
As of the date hereof, (i) GGV is the record owner of 2,403,078 Common Shares, (ii) GGV LP is the record owner of 41,060 Common Shares, (iii) GGV II is the record owner of 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs and (iv) GGV II  EF is the record owner of 44,602 Common Shares and 25,492 Common Shares represented by the ADSs.

As the sole general partner of GGV and GGV LP, GGV GP may be deemed to beneficially own 2,444,138 Common Shares owned by GGV and GGV LP.

As the sole general partner of GGV II  and GGV II EF, GGV II GP may be deemed to beneficially own 3,418,680 Common Shares and Common Shares represented by the ADSs owned by GGV II and GGV II EF.

As members of the investment committee of GGV GP, Messrs. Bonham, Kellman, Nada, Ng, Sun and Rothrock may be deemed to beneficially own 2,444,138 Common Shares owned by GGV and GGV LP.

As members of the investment committee of GGV II GP, Messrs. Rothrock, Sun, Bonham, Kellman, Foo, Solomon, Nada, Ng and Ms. Lee may be deemed to beneficially own 3,418,680 Common Shares and Common Shares represented by the ADSs owned by GGV II and GGV II EF.

Pursuant to Rule 13d-5(b) of the Act, the Reporting Persons may be deemed to beneficially own the total of 5,862,818 Common Shares beneficially owned by all the Reporting Persons, as a “group” (within the meaning of Rule 13d-5(b) under the Act), which constitute approximately 6.8% of the outstanding Common Shares. Additionally, by reason of the Investment Agreement, Consortium Agreement, the Proposal Letter and the Joinder Agreements as described in Item 4 above, the GGV II Entities, GGV II GP and the GGV II Committee Members may also be deemed to beneficially own the aggregate of 6,388,665 Common Shares beneficially owned by Pactera Management, as a “group” (within the meaning of Rule 13d-5(b) under the Act).  However, each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by Pactera Management, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Common Shares directly or indirectly held by Pactera Management or is a member of a group with Pactera Management.

(b)
Reporting Person	Sole Power to Vote or Direct the Vote	Sole power to dispose or direct the disposition	Shared power to vote or to direct the vote	Shared power to dispose or to direct the disposition	Beneficial Ownership Percentage
Granite Global Ventures (Q.P.) L.P.	0	0	2,444,138	2,444,138	2.9%
Granite Global Ventures L.P.	0	0	2,444,138	2,444,138	2.9%
Granite Global Ventures L.L.C.	0	0	2,444,138	2,444,138	2.9%
Granite Global Ventures II L.P.	0	0	3,418,680	3,418,680	4.0%
GGV Entrepreneurs Fund II L.P.	0	0	3,418,680	3,418,680	4.0%
Granite Global Ventures II L.L.C.	0	0	3,418,680	3,418,680	4.0%
Scott Bonham	0	0	5,862,818	5,862,818	6.8%
Joel Kellman	0	0	5,862,818	5,862,818	6.8%
Hany Nada	0	0	5,862,818	5,862,818	6.8%
Thomas Ng	0	0	5,862,818	5,862,818	6.8%
Anthony Sun	0	0	5,862,818	5,862,818	6.8%
Ray Rothrock	0	0	5,862,818	5,862,818	6.8%
Jixun Foo	0	0	3,418,680	3,418,680	4.0%
Glenn Solomon	0	0	3,418,680	3,418,680	4.0%
Jenny Lee	0	0	3,418,680	3,418,680	4.0%

(c) Except as described herein, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information regarding the Novation Agreement, the Merger Agreement, the Management Contribution Agreement, the Management Voting Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Limited Guarantee, the GGV Contribution Agreement, the GGV Voting Agreement and the GGV Novation Agreement under Item 4 is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 7.13:	Novation Agreement by and among Mr. Tiak Koon Loh, for and on behalf of the Senior Management Members, Red Pebble Acquisition Co Pte. Ltd., and Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., dated as of October 17, 2013 (incorporated by reference to Exhibit 7.14 to the Schedule 13D/A filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on October 18, 2013).

Exhibit 7.14:	Agreement and Plan of Merger by and among Pactera Technology International Ltd., BCP (Singapore) VI Cayman Acquisition Co. Ltd., BCP (Singapore) VI Cayman Financing Co. Ltd., and BCP (Singapore) VI Cayman Merger Co. Ltd., dated as of October 17, 2013 (incorporated by reference to Exhibit 7.15 to the Schedule 13D/A filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on October 18, 2013).

Exhibit 7.15:	Contribution Agreement by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng, dated as of October 17, 2013 (incorporated by reference to Exhibit 7.16 to the Schedule 13D/A filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on October 18, 2013).

Exhibit 7.16:	Voting Agreement by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng, dated as of October 17, 2013 (incorporated by reference to Exhibit 7.17 to the Schedule 13D/A filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on October 18, 2013).

Exhibit 7.17:	Equity Commitment Letter by and between Blackstone Capital Partners (Cayman II) VI L.P. and BCP (Singapore) VI Cayman Acquisition Co. Ltd., dated as of October 17, 2013 (incorporated by reference to Exhibit 7.18 to the Schedule 13D/A filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on October 18, 2013).

Exhibit 7.18:	Debt Commitment Letter issued by Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Asia Limited, HSBC Securities (USA) Inc., HSBC Bank USA, N.A., and HSBC Bank (China) Company Limited Beijing Branch to BCP (Singapore) VI Cayman Financing Co. Ltd., dated as of October 17, 2013 (incorporated by reference to Exhibit 7.19 to the Schedule 13D/A filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on October 18, 2013).

Exhibit 7.19:	Limited Guarantee by Blackstone Capital Partners (Cayman II) VI L.P. in favor of Pactera Technology International Ltd., dated as of October 17, 2013 (incorporated by reference to Exhibit 7.20 to the Schedule 13D/A filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on October 18, 2013).

Exhibit 7.20:	Contribution Agreement by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., dated as of October 17, 2013 (incorporated by reference to Exhibit 7.21 to the Schedule 13D/A filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on October 18, 2013).

Exhibit 7.21:	Voting Agreement by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., dated as of October 17, 2013 (incorporated by reference to Exhibit 7.22 to the Schedule 13D/A filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on October 18, 2013).

Exhibit 7.22:	Novation Agreement by and among Granite Global Ventures II L.P., GGV II Entrepreneurs Fund L.P., Red Pebble Acquisition Co Pte. Ltd., and Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., dated as of October 17, 2013 (incorporated by reference to Exhibit 7.23 to the Schedule 13D/A filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on October 18, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2013

GRANITE GLOBAL VENTURES (Q.P.) L.P.

GRANITE GLOBAL VENTURES L.P.

BY:	GRANITE GLOBAL VENTURES L.L.C.

ITS:	GENERAL PARTNER

By:	/s/ Hany M. Nada

Hany M. Nada

Managing Director

GRANITE GLOBAL VENTURES L.L.C.

By:	/s/ Hany M. Nada

Hany M. Nada

Managing Director

GRANITE GLOBAL VENTURES II L.P.

GGV II ENTREPRENEURS FUND L.P.

BY:	GRANITE GLOBAL VENTURES II L.L.C

ITS:	GENERAL PARTNER

By:	/s/ Hany M. Nada

Hany M. Nada

Managing Director

GRANITE GLOBAL VENTURES II L.L.C.

By:	/s/ Hany M. Nada

Hany M. Nada

Managing Director

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Ray A. Rothrock

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Anthony Sun

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Scott B. Bonham

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Joel D. Kellman

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Jixun Foo

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Glenn Solomon

/s/ Hany M. Nada

Hany M. Nada

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Thomas K. Ng

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Jenny Lee